

05044408



SECU[illegible] [illegible]SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

revised

SEC FILE NUMBER
8-48544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1st, 2004 (MM/DD/YY) AND ENDING June 30th, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winklevoss Insurance Agency LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich, Connecticut 06830
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Allen & Co. LLC
(Name – *if individual, state last, first, middle name*)

21 West Putnam Avenue, Greenwich, CT 06830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 21 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD WINKLEVOSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINKLEVOSS INSURANCE AGENCY LLC, as of JUNE 30th, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BÁRBARA D. SISKO
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2009

Signature

PRESIDENT, TREASURER, DIRECTOR, OWNER AND SUPERVISING PRINCIPAL

Title

Bárbara D. Sisko

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
OCT 20 2005
WASH., D.C. 199 SECTION

WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL REPORT

YEAR ENDED JUNE 30, 2005
AND
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WINKLEVOSS INSURANCE AGENCY, LLC

FINANCIAL REPORT

Table of Contents

ARTHUR ALLEN & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
21 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830

J. THEODORE ALLEN, CPA
STEPHEN SERWATKA, CPA
RICHARD PAUKNER, CPA

(203) 869-6060
FAX (203) 869-1712

INDEPENDENT AUDITOR'S REPORT

To the Member-Owner
Winklevoss Insurance Agency, LLC

We have audited the accompanying balance sheet of Winklevoss Insurance Agency, LLC as of June 30, 2005, and the related statements of income, and member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During the year ended June 30, 2005, Winklevoss Insurance Agency, LLC contracted for administrative services through Winklevoss, LLC, the member-owner of Winklevoss Insurance Agency, LLC. Although Winklevoss Insurance Agency, LLC has stated in Note 4 to the financial statements that such agreement was made at terms that would have been equivalent to an arms-length transaction, the Company has been unable to substantiate that representation as required by generally accepted accounting principles.

In our opinion, except for the effects of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Winklevoss Insurance Agency, LLC as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Arthur Allen & Co LLC

August 19, 2005

WINKLEVOSS INSURANCE AGENCY, LLC
BALANCE SHEET
JUNE 30, 2005

ASSETS

Current Assets		
Cash	$	598,590
Prepaid expenses		6,928
Total Current Assets		605,518
Other Assets		
Loan to affiliate (Note 4)		222,288
Total Assets	$	827,806

LIABILITIES AND MEMBER CAPITAL

Current Liabilities		
Accounts payable - trade	$	80,664
Management fees due to affilliate (Note 4)		31,725
Deferred income		15,000
Total Current Liabilities		127,389
Contingencies and Commitments (Note 11)		-
Member Capital		700,417
Total Liabilities and Member Capital	$	827,806

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005

Revenues	
Contract fees and commissions (Notes 1B & 1F)	$ 808,667
Expenses	
Management fees (Note 4)	237,531
Legal fees (Note 10)	243,142
Custodial fees	13,722
License and regulatory fees	23,307
Professional fees-other	17,214
Commission expense	32,400
Other operating expenses	2,719
	570,035
Operating income	238,632
Other income - interest (Note 9)	61,342
- bad debt recovery (Note 9)	858,517
Net Income	$ 1,158,491

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED JUNE 30, 2005

	Members Capital
Balance - June 30, 2004	$ 541,926
Net income year ended June 30, 2005	1,158,491
Distribution to Member	(1,000,000)
Balance - June 30, 2005	$ 700,417

See accompanying notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC
STATEMENT OF CASH FLOWS (NOTES 1C AND 2)
FOR THE YEAR ENDED JUNE 30, 2005

Cash Flows Provided (Used) in Operating Activities:		
Comprehensive income	$	1,158,491
Adjustments to reconcile comprehensive income to net cash provided from operating activities:		
Increase in prepaid expenses		(6,076)
Increase in accounts payable		77,483
Increase in payable to affiliate-management fees		10,792
Increase in deferred income		15,000
Net cash provided from operating activities		1,255,690
Cash Flows Provided (Used) in Investing Activities:		
Distribution to Member		(1,000,000)
Cash Flows Provided (Used) in Financing Activities:		
Loans to affiliate		(10,169)
Loan repayments from affiliate		100,000
Net cash provided from financing activities		89,831
Net increase in cash		345,521
Cash - beginning of year		253,069
Cash - end of year	$	598,590

See accompanying notes to financial statements

1. Summary of Significant Accounting Policies

(A) Nature of Operations

Winklevoss Insurance Agency, LLC (the "Company") is a NASD registered broker-dealer and licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of variable insurance products and securities. The Company neither receives client money nor holds such money in client accounts and is, therefore, a limited broker-dealer.

The Company was created June 16, 2003 for the purpose of facilitating the admission of new equity members after engaging in a merger with the Winklevoss Insurance Corporation, another NASD registered broker dealer and licensed insurance agency wholly owned by the same parent corporation, Winklevoss Consultants Inc. Effective May 1, 2004 the merger of these affiliates was completed and the assets and liabilities of the Winklevoss Insurance Corporation were transferred into Winklevoss Insurance Agency, LLC. The common parent corporation simultaneously filed an assignment and consent in the Company to Winklevoss LLC under Delaware law.

Virtually all of the Company's operating expenses, including labor, rent and overhead expenses are provided by its sole owner member, Winklevoss LLC. These expenses are billed by Winklevoss LLC to the Company as a management fee pursuant to terms set forth in a revised agreement dated July 1, 2004 (See Note 4).

(B) Revenue Recognition

The Company's principal source of revenue is from insurance commissions earned from client variable life insurance contracts. Revenue is recognized monthly as earned. Two contracts with four associated insurance policies constitute the entire revenue stream of the Company. As of June 30, 2005 one of the two client contracts has not been formally assigned to the company. The revenue from the variable life insurance contracts is being recognized in Winklevoss Insurance Agency, LLC due to regulatory

requirements necessitating the use of a registered limited broker dealer.

(C) Cash Equivalents

For purposes of reporting cash flow, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

(D) Income Taxes

The Company operates as a limited liability company and as such is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported at the owner member company, Winklevoss LLC (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Consequently, there is no provision for income taxes at the Company level.

(E) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(F) Concentration of Risk

Accounts on deposit in banks are insured up to the federal limit. The balances, at times, may exceed the federally insured limits.

As of July 1, 2004, all gross revenues were derived solely from two clients of the Company. The Company has acquired the larger of these two client contracts by means of the statutory merger with Winklevoss Insurance Corporation in 2004. The remaining smaller contract has not been formally assigned from the common parent corporation of Winklevoss LLC and expires in 2010.

WINKLEVOSS INSURANCE AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2005

2. Statement of Cash Flows

The Company paid $23 in interest expense in the year ended June 30, 2005.

3. Capital Requirements

The Corporation is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. At June 30, 2005, the computation of net capital, minimum net capital and the ratio of Aggregate Indebtedness to Net Capital was as follows:

	June 30, 2005
Total Member Capital	$700,417
Non-allowable Assets and Other Deductions	
Non-allowable prepaid expenses	6,928
Non-allowable loan to affiliate	222,288
Total Deductions	229,216
Net Capital	$ 471,201
Amounts included in Total Liabilities which Represent Aggregate Indebtedness	127,389
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	8,493
Capital in Excess of Minimum Requirement	$ 462,708
Ratio of Aggregate Indebtedness to Net Capital	27.03%

This independent calculation did not differ from the client's calculation as reported in its June 30, 2005 FOCUS Report, Form X-17A-5.

4. Related Party Transactions/Management Fees

The Company is involved in the following related party transactions:

The Company is wholly owned (100%) by Winklevoss LLC, another limited liability company wholly owned by Winklevoss Consultants Inc. At June 30, 2005 the Company had a loan receivable of $222,288 due from Winklevoss LLC. The loan has an interest rate of 4% per annum and is accrued monthly.

The Company is party to a management agreement with its sole owner member, Winklevoss LLC. The agreement states that significant management, infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a quarterly management fee. Allocation of the shared expenses incurred by Winklevoss LLC to the Company is based on management estimates of the utility derived by each of the respective companies using primarily employee work hours and gross revenues as an allocation factor. Management believes this formula reasonably reflects the allocation of operating expenses between the Company and Winklevoss LLC. Operating expenses for purposes of this calculation excludes non-recurring and/or unusual items such as bad debt expense. Interest at 1% per month is to be charged on late payments. Management fees of $237,531 were billed for the year ended June 30, 2005 and $221,219 was paid during the year ended June 30, 2005.

5. Organization Costs

Organization costs of $8,600 previously capitalized by the former Winklevoss Insurance Corporation are fully amortized as of June 30, 2004. Organization costs attributable to the formation of Winklevoss Insurance Agency, LLC (legal fees) have been expensed in the year incurred.

6. Securities Available for Sale

The Company owns marketable stock warrants acquired April 11, 2000, which are classified as securities available for sale. The fair value of these warrants at June 30, 2005 was deemed to be $0. At June 30, 2005 the cost of these securities was $2,475. The unrealized loss from the write-down of these securities has been recognized in prior years. These warrants expire June 26, 2006.
Due to a carrying value of $0, this asset has not been included in the Company's calculation of Net Capital as required under SEC rule 17a-5(a).

7. Lease Commitments

The Company had no lease obligations for office space or equipment at June 30, 2005, both of which are provided as part of the management fee arrangement with its owner-member (See Note 4).

8. Securities Dealer Blanket Bond

The Company is covered by a Securities Dealer Blanket Bond, issued by the National Union Fire Insurance Company of Pittsburgh, PA. The liability limit of the bond is $30,000 with a $5,000 deductible. The current contract expires November 1, 2005.

9. Bad Debt Recovery

During fiscal 2005, the Company settled a revenue contract dispute that has resulted in the recognition of $858,517 of prior years bad debt recoveries. In addition, interest received of $51,173 associated with this settlement has been recorded as interest income.

10. Legal Fees

The Company is currently paying the legal fees associated with the defense of a lawsuit concerning one of the four insurance contracts described above in Note 1B. The company is not the named party to the lawsuit and any final adverse judgments or settlements will be paid by the Company's sole member-owner. Revenues associated with the contract continue to be recognized and received by the Company. Legal fees and expenses incurred by the Company in fiscal 2005 related to this lawsuit defense amounted to $217,341.

11. Contingencies and Commitments

The Company is named, as one of twelve defendants, in litigation concerning an insurance contract dispute alleging contractual misrepresentations primarily related to the plaintiff's anticipated tax attributes associated with the underlying insurance policies. The revenues associated with this contract were previously recognized by the Company's sole member-owner and the legal fees currently associated with this lawsuit are also being recognized and paid by the Company's sole member-owner. Management believes that this action is without merit and is contesting the lawsuits.


SEC MAIL PROCESSING
RECEIVED
OCT 2 0 2005
WASH. D.C.
199
SECTION

WINKLEVOSS INSURANCE AGENCY, LLC
(S.E.C. I.D. NO. 39081)

FINANCIAL STATEMENTS FOR THE
YEARS ENDED JUNE 30, 2005
AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ARTHUR ALLEN & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS
21 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830

J. THEODORE ALLEN, CPA
STEPHEN SERWATKA, CPA
RICHARD PAUKNER, CPA

(203) 869-6060
FAX (203) 869-1712

Independent Auditors' Report on Internal Accounting Control Required By S.E.C. Rule 17a-5

Winklevoss Insurance Agency, LLC
500 West Putnam Avenue
Greenwich, Connecticut 06830

We have audited the financial statements of Winklevoss Insurance Agency, LLC for the year ended June 30, 2005, and have issued our opinion thereon dated August 19, 2005, which is qualified. As part of our examination we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(1) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost-benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the year ended June 30, 2005, would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. We noted the following matters involving the internal control structure, that we consider to be material weaknesses as defined above.

> The effectiveness of internal control procedures is limited by the size of the business creating an environment that severely inhibits basic segregation of duties in performing accounting tasks. The accounting function is largely concentrated in one individual with limited supervision. Management

continues to address this problem by expanding its use of employees of affiliated companies with the experience and knowledge to perform tasks that further segregate accounting duties (e.g. receipt of mail, approval of vendor payment, recording of accounts payable and actual payment to vendor). This approach continues to reduce some of the inherent internal control deficiencies that exist where there is a low level of segregation of accounting duties. Furthermore, over the preceding year, management has continued to improve the technical quality of its professional staff by means of personnel changes and new hiring with an emphasis on appropriate accounting skills and experience.

These conditions were considered in determining the nature, timing, and extent of the audit tests to be applied in our audit of the June 30, 2005 financial statements, and this report does not affect our opinion dated August 19, 2005, on our audit.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Certified Public Accountants

August 19, 2005